SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.3)*

Emulex Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

292475209
(CUSIP Number)

Toby E. Symonds

President

Altai Capital Management, L.P.

152 West 57th Street, 10th Floor

New York, New York 10019

212-201-5763

With a copy to:

Marc Weingarten and David Rosewater

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

212-756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 13, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292475209	SCHEDULE 13D/A	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,700,627
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,700,627
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,700,627
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.58%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 292475209	SCHEDULE 13D/A	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,700,627
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,700,627
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,700,627
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.58%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 292475209	SCHEDULE 13D/A	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,700,627
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,700,627
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,700,627
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.58%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 292475209	SCHEDULE 13D/A	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Toby E. Symonds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,700,627
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,700,627
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,700,627
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.58%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 292475209	SCHEDULE 13D/A	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Steven V. Tesoriere
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,700,627
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,700,627
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,700,627
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.58%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 292475209	SCHEDULE 13D/A	Page 7 of 12 Pages

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Act, the undersigned hereby amend the Schedule 13D originally filed on February 15, 2013, as amended by Amendment No. 1 to Schedule 13D filed on February 21, 2013 and amended by Amendment No. 2 to Schedule 13D filed on May 7, 2013 (collectively, the “Schedule 13D”), relating to shares of common stock, par value $0.10 per share (the “Common Stock”) of Emulex Corporation, a Delaware corporation (the “Company” or the “Issuer”).

This Amendment No. 3 to the Schedule 13D is being filed to report that a material change occurred in the percentage of shares of Common Stock beneficially owned by the Reporting Persons set forth in the Schedule 13D, which decreased the percentage owned by the Reporting Persons to below 5% of the Common Stock at such time. Because the Reporting Persons are no longer the beneficial owners of more than 5% of the Common Stock, no Reporting Person will be required to file further amendments to the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

This Item is not applicable to the transactions reported herein as such transactions involved the sale of, and not the acquisition of, Common Stock.

Item 4.	PURPOSE OF TRANSACTION

This Item 4 is hereby amended and supplemented by the addition of the following:

The Common Stock sold for the account of ACMF was disposed of in the ordinary course of the Reporting Persons’ business of purchasing, selling and trading in securities.

The remaining Common Stock held for the account of ACMF was acquired in the ordinary course of the Reporting Persons’ business of purchasing, selling and trading in securities.

Depending upon market conditions and other factors that they may deem material, the Reporting Persons may purchase additional securities of the Issuer, including shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or securities that they now beneficially own or may hereafter acquire.

CUSIP No. 292475209	SCHEDULE 13D/A	Page 8 of 12 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

This Item 5 is hereby amended and restated in its entirety to read as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 3,700,627 shares of Common Stock held for the account of ACMF, constituting approximately 4.58% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 80,862,790 shares of Common Stock outstanding as of January 24, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 29, 2013, filed with the Securities and Exchange Commission on February 2, 2014.

(i)	Investment Manager:
	(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner 3,700,627 shares of Common Stock.
Percentage: Approximately 4.58% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,700,627 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,700,627 shares of Common Stock

(ii)	IMGP:
	(a)	As of the date hereof, IMGP may be deemed the beneficial owner of 3,700,627 shares of Common Stock.
Percentage: Approximately 4.58% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,700,627 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,700,627 shares of Common Stock

(iii)	Mr. Bajaj:
	(a)	As of the date hereof, Mr. Bajaj may be deemed the beneficial owner of 3,700,627 shares of Common Stock.
Percentage: Approximately 4.58% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,700,627 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 3,700,627 shares of Common Stock

CUSIP No. 292475209	SCHEDULE 13D/A	Page 9 of 12 Pages

(iv)	Mr. Symonds:
	(a)	As of the date hereof, Mr. Symonds may be deemed the beneficial owner of 3,700,627 shares of Common Stock.
Percentage: Approximately 4.58% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,700,627 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,700,627 shares of Common Stock

(v)	Mr. Tesoriere:
	(a)	As of the date hereof, Mr. Tesoriere may be deemed the beneficial owner of 3,700,627 shares of Common Stock.
Percentage: Approximately 4.58% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,700,627 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,700,627 shares of Common Stock

(b) By virtue of its role as investment manager of ACMF, Investment Manager has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 3,700,627 shares of Common Stock beneficially owned by it and held for the account of ACMF. By virtue of its role as general partner of Investment Manager, IMGP is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as chief investment officer and managing principal of Investment Manager and member of IMGP, Mr. Bajaj is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as president and managing principal of Investment Manager and member of IMGP, Mr. Symonds is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as a managing principal of Investment Manager and member of IMGP, Mr. Tesoriere is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF.

CUSIP No. 292475209	SCHEDULE 13D/A	Page 10 of 12 Pages

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.
(d) ACMF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.
(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on March 13, 2014.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

This Item 6 is hereby amended and restated in its entirety to read as follows:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit A to the Schedule 13D filed on February 15, 2013 and is incorporated by reference herein.

Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

CUSIP No. 292475209	SCHEDULE 13D/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 17, 2014

ALTAI CAPITAL MANAGEMENT, L.P.

/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

/s/ Rishi Bajaj
Rishi Bajaj

/s/ Toby E. Symonds
Toby E. Symonds

/s/ Steven V. Tesoriere
Steven V. Tesoriere

CUSIP No. 292475209	SCHEDULE 13D/A	Page 12 of 12 Pages

SCHEDULE 1

Transactions of the Reporting Persons Effected

During the Past 60 Days

The following table sets forth all transactions with respect to the shares effected during the past 60 days by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table excludes commissions paid in per share prices.

ACMF

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
03/10/2014	(4,300)	7.3742
03/10/2014	(35,000)	7.2668
03/10/2014	(17,620)	7.3062
03/11/2014	(89,152)	7.2356
03/12/2014	(202,413)	7.1774
03/13/2014	(125,000)	7.2579
03/13/2014	(300,000)	7.2880
03/14/2014	(200,000)	7.3027
03/17/2014	(50,000)	7.3300
03/17/2014	(50,111)	7.3369

All of the above transactions were effected on the open market.